Exhibit 12.1

DST Systems, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	2008	2007	2006	2005	2004
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$275,333	$1,326,644	$330,751	$658,010	$296,706

Add:
Fixed Charges	68,103	77,480	95,938	90,023	73,114

Amortization of capitalized interest	55	126	120	139	189

Distributed earnings of equity investees	651	565	36,035	684

Subtract:
Capitalized Interest	(86)	(3)	(87)	(28)	(597)

Pretax income as adjusted	$344,056	$1,404,812	$462,757	$748,828	$369,412

Fixed charges:
Interest expense	$55,408	$60,259	$77,281	$66,592	$55,204
Interest capitalized	86	3	87	28	597
	55,494	60,262	77,368	66,620	55,801

Portion of rents representative of an appropriate interest factor	12,609	17,218	18,570	23,403	17,313

Total fixed charges	$68,103	$77,480	$95,938	$90,023	$73,114

Ratio of earnings to fixed charges	5.1	18.1	4.8	8.3	5.1